Exhibit 99.1

RESTRICTED STOCK UNIT AWARD AGREEMENT

PENN VIRGINIA CORPORATION

INDUCEMENT AWARD

This Restricted Stock Unit Award Agreement (this “Agreement”) is made as of the 11th day of January 2021 (the “Grant Date”) between Penn Virginia Corporation (the “Company”) and Julia Gwaltney (“Participant”).

Section 1. Grant of Restricted Stock Units. The Company hereby grants to Participant a Restricted Stock Unit Award consisting of 24,200 restricted stock units (“Restricted Stock Units”), subject to the terms and conditions set forth in this Agreement. Subject to the terms and conditions set forth in this Agreement, each Restricted Stock Unit represents the right to receive one share of Common Stock. This award of Restricted Stock Units is an inducement material to Participant’s agreement to be employed by the Company within the meaning of Nasdaq Listing Rule 5635(c)(4). The Restricted Stock Units are being granted outside of the Penn Virginia Corporation 2019 Management Incentive Plan (as the same may be amended, the “Plan”), but shall be subject to terms and conditions substantially identical to the terms and conditions set forth in the Plan as if the award were a restricted stock unit award granted under the Plan. Unless provided otherwise herein, the terms and conditions of the Plan applicable to a restricted stock unit award granted under the Plan are incorporated herein by this reference and made a part of this Agreement. Any capitalized term used herein but not defined shall have the meaning set forth in the Plan.

Section 2. Vesting of the Restricted Stock Units. Except as otherwise provided herein, one-third of the Restricted Stock Units will vest on each of the first three anniversaries of the Grant Date, subject to Participant’s continuous Service with the Company through the applicable vesting date.

Section 3. Termination of Service. Upon the occurrence of a termination of Participant’s Service, the Restricted Stock Units shall be treated as set forth below.

(a) Change in Control Termination. Upon the occurrence of a termination of Participant’s Service by the Company or an Affiliate, including any successor thereto, without Cause (and not as a result of death or Disability) or by the Participant with Good Reason (as defined below), in either case during the twelve-month period following the consummation of a Change in Control, all unvested Restricted Stock Units shall immediately vest in full.

For purposes of this Agreement “Good Reason” has the meaning ascribed to such term in any employment agreement between the Participant and the Company or, if none, means the occurrence of any of the following events or conditions: (i) a material diminution in the Participant’s title, authority, duties or responsibilities from those in effect on the Grant Date, (ii) a material reduction in the Participant’s base salary or annual cash incentive compensation opportunity from that in effect on the Grant Date or (iii) the relocation of the Participant to a location more than fifty (50) miles from the location at which the Participant is based on the Grant Date; provided, however, that such event or condition remains uncured forty-five (45) days following Participant’s delivery to the Company of written notice of the specific grounds for Good Reason, which notice is delivered within forty-five (45) days following the initial occurrence of the event or condition giving rise to Good Reason.

(b) Qualifying Termination. Upon the occurrence of a termination of Participant’s Service by the Company or an Affiliate:

i.

without Cause or by the Participant for Good Reason, Participant will vest in the next tranche of Restricted Stock Units scheduled to vest under Section 2 hereof immediately following the date of such termination; or

ii.

due to Participant’s death or Disability (as defined below), the number of Restricted Stock Units that vest shall be equal to (A)(x) the total number of Restricted Stock Units times (y) a fraction the numerator of which is that number of days during the period commencing on the Grant Date and ending on the date of death or the date on which employment is terminated, as applicable, and the denominator of which is one thousand ninety-five (1,095) less (B) the number of Restricted Stock Units that have already vested pursuant to Section 2(a). Any Restricted Stock Units that remain unvested following the application of this section shall be forfeited and cancelled and Participant shall not be entitled to any compensation or other amount with respect thereto. For purposes of this Agreement, “Disability” shall mean a disability that entitles the Participant to benefits under the Company’s long-term disability plan, as may be in effect from time to time, as determined by the plan administrator of the long-term disability plan.

(c) Other Terminations of Service. Upon the occurrence of a termination of Participant’s Service for any reason other than as provided in Section 3(a) or Section 3(b), all unvested Restricted Stock Units shall be immediately forfeited and cancelled and Participant shall not be entitled to any compensation or other amount with respect thereto.

Section 4. Settlement. Any Restricted Stock Units that become vested and non-forfeitable pursuant to Section 2 or Section 3 (“Vested RSUs”) shall be settled on or as soon as administratively practicable after the applicable vesting date, but in no event later than March 15th of the year following the year in which such vesting date occurs. Vested RSUs will be settled, unless otherwise determined by the Committee, by the Company through the delivery to the Participant of a number of shares of Common Stock equal to the number of Vested RSUs. No fractional shares of Common Stock shall be issued, and the value of any such fractional share shall be paid to Participant in cash at Fair Market Value.

Section 5. Restrictions on Transfer. Except as permitted under Section 11 of the Plan, no Restricted Stock Units may be transferred, pledged, assigned, hypothecated or otherwise disposed of in any way by Participant, except by will or by the laws of descent and distribution. In the event that Participant becomes legally incapacitated, Participant’s rights with respect to the Restricted Stock Units shall be exercisable by Participant’s legal guardian or legal representative. The Restricted Stock Units shall not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of the Restricted Stock Units contrary to the provisions hereof, and the levy of any execution, attachment or similar process upon any Restricted Stock Units, shall be null and void and without effect.

Section 6. Investment Representation. Upon any acquisition of the shares of Common Stock underlying the Restricted Stock Units at a time when there is not in effect a registration statement under the Securities Act relating to the shares of Common Stock, Participant hereby represents and warrants, and by virtue of such acquisition shall be deemed to represent and warrant, to the Company that such shares of Common Stock shall be acquired for investment and not with a view to the distribution thereof, and not with any present intention of distributing the same, and Participant shall provide the Company with such further representations and warranties as the Company may reasonably require in order to ensure compliance with applicable federal and state securities, blue sky and other laws. No shares of Common Stock underlying the Restricted Stock Units shall be acquired unless and until the Company and/or Participant have complied with all applicable federal or state registration, listing and/or qualification requirements and all other requirements of law or of any regulatory agencies having jurisdiction, unless the Committee reasonably determines that Participant may acquire such shares of Common Stock pursuant to an exemption from registration under the applicable securities laws.

Section 7. Adjustments. The Restricted Stock Units granted hereunder shall be subject to the provisions of Section 4.2 of the Plan.

Section 8. No Right of Continued Service. Nothing in the Plan or this Agreement shall confer upon Participant any right to continued Service with the Company or any Affiliate.

Section 9. Limitation of Rights; Dividend Equivalents. Participant shall not have any privileges of a stockholder of the Company with respect to any Restricted Stock Units, including, without limitation, any right to vote any shares of Common Stock underlying such Restricted Stock Units or to receive dividends or other distributions or payments of any kind in respect thereof or exercise any other right of a holder of any such securities, unless and until there is a date of settlement and issuance to Participant of the underlying shares of Common Stock. Notwithstanding the foregoing, the Restricted Stock Unit Award granted hereunder is hereby granted in tandem with corresponding dividend equivalents with respect to each share of Common Stock underlying the Restricted Stock Unit Award granted hereunder (each, a “Dividend Equivalent”), which Dividend Equivalent shall remain outstanding from the Grant Date until the earlier of the settlement or forfeiture of the Restricted Stock Unit to which it corresponds. Participant shall be entitled to accrue payments equal to dividends declared, if any, on the Common Stock underlying the Restricted Stock Unit to which such Dividend Equivalent relates, payable in cash and subject to the vesting of the Restricted Stock Unit to which it relates, at the time the Common Stock underlying the Restricted Stock Unit is settled and delivered to Participant pursuant to Section 4; provided, however, if any dividends or distributions are paid in shares of Common Stock, the shares of Common Stock shall be deposited with the Company, shall be deemed to be part of the Dividend Equivalent, and shall be subject to the same vesting requirements, restrictions on transferability and forfeitability as the Restricted Stock Units to which they correspond. Dividend Equivalents shall not entitle Participant to any payments relating to dividends declared after the earlier to occur of the settlement or forfeiture of the Restricted Stock Units underlying such Dividend Equivalents.

Section 10. Construction. The Restricted Stock Unit Award granted hereunder is subject to terms and provisions substantially identical to those of the Plan applicable to similar awards granted under the Plan. Participant hereby acknowledges that a copy of the Plan has been delivered to Participant and accepts the Restricted Stock Unit Award hereunder subject to terms and provisions substantially identical to those of the Plan applicable to similar awards granted under the Plan, which are incorporated herein by reference. In the event of a conflict or ambiguity between any term or provision contained in this Agreement and a term or provision of the Plan, the Plan will govern and prevail. The construction of and decisions under the Plan (as applicable to the Restricted Stock Unit Award) and this Agreement are vested in the Board, whose determinations shall be final, conclusive and binding upon Participant.

Section 11. Notices. Any notice hereunder by Participant shall be given to the Company in writing and such notice shall be deemed duly given only upon receipt thereof by the General Counsel of the Company at the Company’s principal executive offices. Any notice hereunder by the Company shall be given to Participant in writing at the most recent address as Participant may have on file with the Company.

Section 12. Governing Law. This Agreement shall be construed and enforced in accordance with, the laws of the Commonwealth of Virginia, without giving effect to the choice of law principles thereof.

Section 13. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

Section 14. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 15. Section 409A. This Agreement is intended to comply with Section 409A of the Code (“Section 409A”) or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of the Plan or this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A shall be excluded from Section 409A to the maximum extent possible. The Restricted Stock Units granted hereunder shall be subject to the provisions of Section 13.3 of the Plan. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A, and in no event shall the Company or any of its Subsidiaries or Affiliates be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by Participant on account of non-compliance with Section 409A or otherwise.

Section 16. Entire Agreement. Participant acknowledges and agrees that this Agreement and the Plan constitute the entire agreement between the parties with respect to the subject matter hereof and thereof, superseding any and all prior agreements whether verbal or otherwise, between the parties with respect to such subject matter. Except as otherwise expressly set forth herein, the terms and conditions of the Restricted Stock Units will not be governed or affected by the terms of Participant’s employment agreement or offer letter, or any severance, change of control or similar agreement or policy of the Company or any Affiliate to which Participant may be party or by which he or she may be covered.

Section 17. Clawback. The Restricted Stock Unit Award will be subject to recoupment in accordance with any clawback or recoupment policy of the Company, including without limitation, any clawback or recoupment policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

Section 18. Tax Withholding. This Agreement and the Restricted Stock Units shall be subject to withholding in accordance with Section 13.4 of the Plan, including the net settlement provision therein, Section 13.4(c).

Section 19. Certain Excise Taxes. Notwithstanding anything to the contrary in this Agreement, if Participant is a “disqualified individual” (as defined in Section 280G(c) of the Code), and the payments provided for under this Agreement, together with any other payments and benefits which Participant has the right to receive from the Company or any of its Affiliates, would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the payments provided for under this Agreement shall be either (a) reduced (but not below zero) so that the present value of such total amounts and benefits received by Participant from the Company and its Affiliates will be one dollar ($1.00) less than three times Participant’s “base amount”(as defined in Section 280G(b)(3) of the Code) and so that no portion of such amounts and benefits received by Participant shall be subject to the excise tax imposed by Section 4999 of the Code or (b) paid in full, whichever produces the better net after-tax position to Participant (taking into account any applicable excise tax under Section 4999 of the Code and any other applicable taxes). The determination as to whether any such reduction in the amount of the payments provided hereunder is necessary shall be made by the Company in good faith. If a reduced payment is made or provided and through error or otherwise that payment, when aggregated with other payments and benefits from the Company (or its Affiliates) used in determining if a parachute payment exists, exceeds one dollar ($1.00) less than three times Participant’s base amount, then Participant shall immediately repay such excess to the Company upon notification that an overpayment has been made. Nothing in this Agreement shall require the Company (or any of its Affiliates) to be responsible for, or have any liability or obligation with respect to, Participant’s excise tax liabilities under Section 4999 of the Code.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

PENN VIRGINIA CORPORATION

By:	/s/ Katherine Ryan
Name:	Katherine Ryan
Title:	Vice President, Chief Legal Counsel

PARTICIPANT

/s/ Julia Gwaltney
Name:	Julia Gwaltney
Date:	January 11, 2021